METZGER & McDONALD PLLC
(formerly Prager, Metzger & Kroemer PLLC)
A PROFESSIONAL LIMITED LIABILITY COMPANY
ATTORNEYS, MEDIATORS & COUNSELORS

Steven C. Metzger	2626 Cole Avenue, Suite 900
Direct Dial 214-740-5030	Dallas, Texas 75204-1083	Facsimile 214-523-3838
smetzger@pmklaw.com	214-969-7600	214-969-7635
www.pmklaw.com

May 23, 2005

Via EDGAR

The Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
Attn:	Cicely D. Luckey, Accounting Branch Chief
Thomas Flinn, Staff Accountant
Division of Corporation Finance, Mail Stop 0409

	Re:	First Equity Properties, Inc. (Commission File No. 000-11777; CIK No. 0000726516) – Form 10-K for the fiscal year ended December 31, 2004

Ladies and Gentlemen:

      On behalf of First Equity Properties, Inc., a Nevada corporation (“FEPI” or the “Company”), this letter is being filed in response to a letter of comments of the Staff of the Securities and Exchange Commission dated May 5, 2005, and has been uploaded on the EDGAR system on behalf of FEPI. Schedule 1 annexed to this letter contains the responses to the Comments of the Staff. In each instance, on such Schedule, for convenience, each Comment of the Staff is repeated, followed in each instance by the applicable response to such Comment or explanation. Also included in each response, where appropriate, is a letter/page reference to the text of the applicable document or instrument referenced in the Comment.

      In addition, also attached on behalf of FEPI is a written statement from FEPI acknowledging certain requested matters, including that:

•	the Company is responsible the adequacy and accuracy of the disclosure in the filings,

•	Staff comments or changes to a disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings,

The Securities and Exchange Commission
May 23, 2005

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      This letter, Schedule 1 and such certification are being filed under the EDGAR system in direct response to the comments of the Staff. If you would like to discuss any item concerning the referenced matter or included in this letter or Schedule 1, please do not hesitate to contact the undersigned at any time at 214-740-5030 direct.

Very truly yours,

/s/ Steven C. Metzger

Steven C. Metzger

SCM:ag
Enclosure

cc:	Ken L. Joines
First Equity Properties, Inc.

SCHEDULE 1

Response to Comments of the Staff of
The Securities and Exchange Commission
by letter dated May 5, 2005 with respect to
Form 10-K for the year ended December 31, 2004 of
First Equity Properties, Inc.
Commission File No. 000-11777

      The following information is intended to provide a response to comments of the Staff of the Securities and Exchange Commission rendered by letter dated May 5, 2005, with respect to Form 10-K Annual Report to the Securities and Exchange Commission for the fiscal year ended December 31, 2004 of First Equity Properties, Inc. For convenience, each comment of the Staff is restated below, with our response noted immediately following the comment. Also included in such response is a letter/page reference to the text in the Form 10-K for the fiscal year ended December 31, 2004 (which was filed on March 31, 2005) (the “2004 Form 10-K”), as applicable, and/or a reference to the date of supplemental information provided to the Staff. In addition, a Form 10-K/A Amendment No. 1 to the 2004 Form 10-K has been filed with the Commission (“Amendment No. 1”)

FINANCIAL STATEMENTS

Selected Quarterly Financial Data.

      Comment/Observation No. 1. How have you complied with the disclosure requirements of Item 302 of Regulation S-K?

      Response to Comment/Observation No. 1. Amendment No. 1 to Form 10-K now includes Note M – Quarterly Data (Unaudited), which does meet the disclosure requirements of Item 302 of Regulation S-K. Such Note was previously prepared, but for some reason did not find its way into the EDGAR material as filed.

Report of Independent Registered Public Accounting Firm, Page F-1.

      Comment/Observation No. 2. Please amend your filing to include the accountant’s conforming signature. Refer to Article 2-02 of Regulation S-X.

      Response to Comment/Observation No. 2. Amendment No. 1 to Form 10-K as filed includes the accountant’s conforming signature on Page F-1.

Schedule 1 - Page 1

Rule 13a-14(a)/15d-14(a) Certifications, Exhibit 31.

      Comment/Observation No. 3. Please amend your filing to include Ken L. Joines’ conforming signature. Refer to Section 302 of Regulation S-T.

      Response to Comment/Observation No. 3. Amendment No. 1 to the 2004 Form 10-K includes an amended Exhibit 31, which includes Ken L. Joines’ conforming signature on Exhibit 31, page 18.

Officers’ Section 1350 Certifications, Exhibit 32.

      Comment/Observation No. 4. Please amend your filing to include Ken L. Joines’ conforming signature. Refer to Section 302 of Regulation S-T.

      Response to Comment/Observation No. 4. Amendment No. 1 to the 2004 Form 10-K includes an amended Exhibit 32, which includes Ken L. Joines’ conforming signature on Exhibit 32, page 19.

Schedule 1 - Page 2

FIRST EQUITY PROPERTIES, INC.

ACKNOWLEDGMENT

      The undersigned, on behalf of First Equity Properties, Inc., a Nevada corporation (the “Company”), in connection with a response to a comment letter from the Staff of the Securities and Exchange Commission dated May 5, 2005, does hereby acknowledge on behalf of the Company that:

      1. The Company is responsible for the adequacy and accuracy of the disclosure in filings with the Securities and Exchange Commission (the “Commission”).

      2. Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings.

      3. The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      IN WITNESS WHEREOF, the undersigned has executed this Acknowledgment on and as of the 23rd day of May, 2005.

FIRST EQUITY PROPERTIES, INC.
By:	/s/ Ken L. Joines
Ken L. Joines, Vice President and
Treasurer (Acting Principal Executive Officer, Chief Financial and Accounting Officer)